United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 TechPoint
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable.

     This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and STATS ChipPAC, Inc. and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATS ChipPAC Ltd.
By:	/s/ Tan Lay Koon
	Name:	Tan Lay Koon
	Title:	President & Chief Executive Officer
	Date:	April 18, 2005

By:	/s/ Michael G. Potter
	Name:	Michael G. Potter
	Title:	Chief Financial Officer
	Date:	April 18, 2005

CORPORATE RELEASE

STATS CHIPPAC LTD. ANNOUNCES COMMENCEMENT
OF EXCHANGE OFFER

Singapore, April 18, 2005 – STATS ChipPAC Ltd. (“STATS ChipPAC” – NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, announced today that a registration statement related to its 6.75% Senior Notes due 2011 was declared effective by the U.S. Securities and Exchange Commission. In connection with the effectiveness of this registration statement, STATS ChipPAC also announced the commencement of its offer to exchange US$215,000,000 aggregate principal amount of its 6.75% Senior Notes due 2011 that have been registered under the U.S. Securities Act of 1933 for a like principal amount of its outstanding unregistered 6.75% Senior Notes due 2011. The outstanding 6.75% Senior Notes due 2011 were originally issued on November 18, 2004 in a private offering. The exchange offer is being conducted pursuant to the registration rights of the outstanding 6.75% Senior Notes due 2011. This exchange offer will expire at 5:00 p.m., New York time, on May 20, 2005 unless extended.

You may request copies of the related prospectuses from:

U.S. BANK NATIONAL ASSOCIATION

Information (1-800) 934-6802

This notice shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

About STATS ChipPAC Ltd. (STATS ChipPAC)

STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP), is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our Research and Development Centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this corporate release.

Singapore Contact :

Elaine Ang
Manager, Investor Relations & Corporate
Communications
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : elaine.ang@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale – Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059